David A. Westenberg
+1 617 526 6626(t)
+1 617 526 5000(f)
david.westenberg@wilmerhale.com
June 17, 2011
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Jan Woo, Esq.

Re:	SS&C Technologies Holdings, Inc. Registration Statement on Form S-3 Filed June 3, 2011 File No. 333-174709
Ladies and Gentlemen:
     On behalf of SS&C Technologies Holdings, Inc. (the “Company”) submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”). This Amendment No. 1 is being filed in response to comments contained in a letter dated June 13, 2011 from Mark P. Shuman, Branch Chief — Legal, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission to William C. Stone, the Company’s Chairman and Chief Executive Officer. The response set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The response is keyed to the numbering of the comment and the heading used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comment by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referenced in the response reference the applicable pages of Amendment No. 1.
     On behalf of the Company, we advise you as follows:
General
1.	We note that you have omitted disclosure regarding your selling stockholders required by Item 507 of Regulation S-K and that you represent that you will include this information in a prospectus supplement. However, it appears that the identity of the selling stockholder and the amount to be offered by the selling stockholder are currently known to the company. In this regard, we note that you identify the selling stockholder on the cover page of the prospectus as The Carlyle Group which is offering 10 million shares listed on the registration fee table. Please explain why you believe information that is currently known can be omitted in a pre-effective registration statement. Please also tell us why you have not included a description identifying the initial offering transaction in which the securities were sold. Refer to Securities Act Rules Compliance and Disclosure
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
Beijing  Berlin  Boston  Brussels  Frankfurt  London  Los Angeles  New York  Oxford  Palo Alto  Waltham  Washington

Securities and Exchange Commission
June 17, 2011

Interpretations Question 220.03 available on our website. To the extent that you believe that you can continue to rely on Rule 430B under the Securities Act, please include the applicable undertakings in Item 512(a)(5)(i) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1-2 of Amendment No. 1.
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     If you require additional information, please telephone the undersigned at the telephone number indicated on the first page of this letter
Sincerely,
/s/ David A. Westenberg
David A. Westenberg

cc:	Mark. P. Shuman, Esq. Barbara C. Jacobs, Esq. Stephen V. R. Whitman, Esq.